                                                                        ANNEX I

                         KYSOR INDUSTRIAL CORPORATION

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

                               ----------------

           NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                     ARE REQUESTED NOT TO SEND US A PROXY.

  This Information Statement is being furnished in connection with the possible designation by K Acquisition Corp., a Michigan corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), after completion of the Offer (defined below), of persons to serve on the Board of Directors (the "Board") of Kysor Industrial Corporation, a Michigan corporation (the "Company"), other than at a meeting of the shareholders of the Company pursuant to the Agreement and Plan of Merger dated as of February 2, 1997 (the "Merger Agreement"), among the Company, Parent and the Purchaser.

  Pursuant to the Merger Agreement, the Purchaser has commenced a cash tender offer to purchase all outstanding shares of Common Stock, $1.00 par value, of the Company (the "Common Shares"), and the associated common share purchase rights issued pursuant to a Rights Agreement dated as of April 26, 1996, as amended, between the Company and Harris Trust and Savings Bank, as successor Rights Agent (the "Rights" and, together with the Common Stock, the "Common Shares"), and all outstanding shares of Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "Preferred Shares" and, together with the Common Shares, the "Shares"), at a purchase price of $43.00 per Share (or any higher price per Share paid in the Offer) (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined in this Information Statement have the meanings given to them in the Schedule 14D-9 to which this Information Statement is attached. The Schedule 14D-9 is incorporated in this Information Statement by reference.

  Under the Merger Agreement, promptly after such time as the Purchaser acquires Shares pursuant to the Offer, the Purchaser will be entitled to designate at its option that number of directors, rounded to the nearest whole number, of the Company's Board of Directors as to make the percentage of the Company's directors designated by the Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries, including the Purchaser (assuming the exercise of all outstanding options to purchase Common Shares). The Company, Parent and the Purchaser have agreed that the size of the Board of Directors will not be larger than 10 directors and Parent has agreed that the Company may retain, and that Parent will cause to be retained, at least three current directors until the time that the Merger becomes effective (of whom at least two are not officers of the Company).

  IF THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED IN ACCORDANCE WITH ITS TERMS BY PARENT, THE PURCHASER OR THE COMPANY BEFORE THE APPOINTMENT OF THE PURCHASER'S DESIGNEES, THE PURCHASER WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE ITS DESIGNEES APPOINTED TO THE BOARD.

                               VOTING SECURITIES

  The Common Shares and Preferred Shares are the only classes of voting securities of the Company outstanding. Each Common Share and Preferred Share is entitled to one vote on each matter presented for shareholder action at a meeting of the shareholders, including the election of directors. As of January 31, 1997, there were 5,961,665 Common Shares and 786,869.1221 Preferred Shares outstanding.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table shows the beneficial ownership of Common Shares and Preferred Shares by each shareholder known to be the beneficial owner of more than 5% of the outstanding Common Shares or Preferred Shares as of January 31, 1997.

                             NAME AND ADDRESS          AMOUNT AND NATURE OF  PERCENT
   TITLE OF CLASS           OF BENEFICIAL OWNER        BENEFICIAL OWNERSHIP  OF CLASS
   --------------           -------------------        --------------------- --------
   Common Shares     Neumeier Investment Counsel              481,400           8.1%
                      26435 Carmel Rancho Blvd.
                      Carmel, California 93923 (1)
   Common Shares     Kysor Industrial Corporation             304,444           5.1
                      Employee Stock Ownership Plan
                      ("ESOP"), Old Kent Bank, Trustee
                      One Vandenberg Center
                      Grand Rapids, Michigan 49503 (2)
   Common Shares     George R. Kempton                        314,918           5.2
                      Kysor Industrial Corporation
                      One Madison Avenue
                      Cadillac, Michigan 49601 (3)
   Preferred Shares  Kysor Industrial Corporation             786,869         100.0
                      Employee Stock Ownership Plan
                      ("ESOP"), Old Kent Bank, Trustee
                      One Vandenberg Center
                      Grand Rapids, Michigan 49503 (2)

--------
(1) As reported on Schedule 13G filed by Neumeier Investment Counsel in February, 1997.
(2) Peter W. Gravelle, Richard G. De Boer and Kent J. Rosenau, all officers or employees of the Company, are members of the Administrative Committee of the ESOP trust. The Administrative Committee does not have any investment or voting power with respect to these shares. The Preferred Shares may be converted into Common Shares on a one-for-one basis by the Trustee. If a conversion were made, the ESOP would own 1,091,313 Common Shares, representing approximately 16.2% of the then outstanding Common Shares as of January 31, 1997.
(3) Based on information provided by Mr. Kempton. The number of shares reported for Mr. Kempton includes 123,600 shares subject to options that could be exercised by Mr. Kempton within 60 days of January 31, 1997. The number of shares reported does not include shares subject to options not currently vested, and therefore not exercisable, which will become immediately vested and exercisable upon a change in control of the Company under the terms of the respective stock option agreements. Consummation of the Offer would constitute a change in control for purposes of such agreements.

  The following table shows certain information concerning the beneficial ownership of the Company's Common Shares as of January 31, 1997, by each of the Company's directors, each of the Purchaser's designees for appointment as director, each of the named executive officers and all directors, designees and executive officers as a group:

      NAME OF                 AMOUNT AND NATURE           COMMON SHARES SUBJECT
 BENEFICIAL OWNER               OF BENEFICIAL    PERCENT  TO OPTIONS EXERCISABLE
 OF COMMON SHARES               OWNERSHIP(1)     OF CLASS   WITHIN 60 DAYS(2)
 ----------------             -----------------  -------- ----------------------
Timothy J. Campbell                 70,414(3)       1.2%          53,800
Stephen I. D'Agostino                2,800           --            1,800
Thomas P. Forrestal, Jr.(5)         18,430(3)        .3            4,500
Paul K. Gaston                      43,800           .7           24,300
Grant C. Gentry                     26,300           .4           24,300
Peter W. Gravelle                   83,306(3)       1.4           36,740
Richard M. Holden(6)                    --           --               --
Donald D. Holmes(6)                     --           --               --
George R. Kempton                  314,918(3)(4)    5.2          123,600
Terry M. Murphy                     26,926(3)        .4           22,500
Robert W. Navarre                    7,319           .1            6,300
Richard C. Osborne(6)                   --           --               --
Robert J. Ratliff                    3,300           .1            3,300
William J. Rotenberry(6)                --           --               --
Robert W. Schult                        --           --               --
Frederick W. Schwier                45,300(4)        .8           31,800
All directors, designees and
 executive officers as a
 group                             852,799         14.1%         466,220

--------
(1) The number of shares stated in this column is based on information furnished by the persons listed and includes shares personally owned of record by each person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by each person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power or investment power with respect to the security. Voting power includes the power to vote or direct the power to vote. Investment power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. The number of shares stated includes shares which may be acquired through the exercise of stock options within 60 days. Except as otherwise noted in the footnotes to the table, single shareholders named have sole voting and investment power with respect to all shares listed. Except as otherwise noted, joint shareholders, as identified in the footnotes, share voting and investment power with respect to all shares listed.

(2) The number of shares stated includes shares subject to options which may, under certain circumstances, become immediately exercisable as of the date of this Information Statement. The number of shares reported does not include shares subject to options not currently vested, and therefore not exercisable, which will become immediately vested and exercisable upon a change in control of the Company under the terms of the respective stock option agreements. Consummation of the Offer would constitute a change in control for purposes of such agreements.

(3) The numbers shown for these individuals include an aggregate of 15,556 Common Shares held by the ESOP and allocated to the accounts of the named individuals. Allocated shares for which no vote direction is given are voted in accordance with the vote direction actually made by ESOP participants, on a per capita basis, with each voting participant being able to direct the vote of an equal number of unallocated shares and allocated shares for which no vote direction is received.

  In addition to the Common Shares allocated to their accounts in the ESOP, each of the named individuals has Preferred Shares held by the ESOP allocated to his account. The named individuals, like all ESOP participants, also direct the voting of unallocated Preferred Shares and allocated Preferred Shares for which no vote direction is received in the same manner as described in the preceding paragraph with respect to the Common Shares held by the ESOP. The following table describes the beneficial ownership of Preferred Shares by the named individuals and all executive officers as a group. Directors who are not also executive officers of the Company have no interest in the ESOP. The table assumes that all ESOP participants direct the vote of Preferred Shares allocated to their respective ESOP accounts:

                                                        ADDITIONAL
                                                        PREFERRED     PERCENT
                               PREFERRED     PERCENT   SHARES OVER   OF CLASS
                                 SHARES     OF CLASS   WHICH VOTING REPRESENTED
                              ALLOCATED TO REPRESENTED CONTROL MAY  BY COLUMNS
                              ESOP ACCOUNT BY COLUMN 1 BE EXERCISED   1 AND 3
                              ------------ ----------- ------------ -----------
   Timothy J. Campbell            1,666         .2%         591          .3%
   Thomas P. Forrestal, Jr.       1,903         .2          591          .3
   Peter W. Gravelle              1,286         .2          591          .2
   George R. Kempton              2,165         .3          591          .4
   Terry M. Murphy                  246         --          591          .1
   All executive officers as
    a group                      11,316        1.4%       4,728         2.0%

   Each Preferred Share entitles its holder to one vote on each matter submitted for shareholder action at a meeting of the shareholders, as does each Common Share. The named individuals have sole voting power, but no dispositive power (other than the power to direct the tender of their allocated shares in the event of a tender offer, including the Offer) over the Common Shares and Preferred Shares held in the ESOP and allocated to their respective ESOP accounts.

(4) The number of shares stated includes shares owned solely by the named individual's spouse, but over which the named individual might share voting and investment power by reason of the influence of their relationship. Included is Priscilla Schwier (2,000 shares). All shares (excluding shares subject to options and shares held in the ESOP allocated to Mr. Kempton's account) reflected as beneficially owned by George R. Kempton are held jointly with his wife, Joyce H. Kempton.

(5) Mr. Forrestal retired from his position as Group Vice President--Commercial Products effective as of December 31, 1996.

(6) This individual has been designated by the Purchaser for appointment to the Board of Directors subject to the consummation of the Offer.

                               CHANGE IN CONTROL

  Pursuant to the Merger Agreement, Parent has caused the Purchaser to commence the Offer to purchase the Shares, the terms of which are more fully described in the Offer to Purchase and in the Schedule 14D-9 to which this Information Statement is attached. According to information supplied by Parent, the total amount of funds required by the Purchaser to consummate the Offer and the Merger is expected to be approximately $330 million (before factoring in the consideration to be received pursuant to the Asset Purchase Agreement), which amount excludes related fees and expenses.

                        DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The current Board is divided into three classes. One class of directors is elected each year at the annual meeting of shareholders. Once elected, absent their death, resignation, retirement, disqualification or removal from office, directors serve for terms of three years or until their successors are duly elected and qualified.

  Under the Merger Agreement and as more fully described in the Schedule 14D-9 to which this Information Statement is attached, promptly after such time as the Purchaser acquires Shares pursuant to the Offer, the Purchaser will be entitled to designate a certain number of directors to the Company's Board of Directors to be determined based on the number of Shares held by Parent or any of its subsidiaries, including the Purchaser. The Company has agreed that the size of the Board of Directors will not be larger than 10 directors and Parent has agreed that the Company may retain, and that Parent will cause to be retained, at least three current directors until the time that the Merger becomes effective (of whom at least two are not officers of the Company). The Board has designated Paul K. Gaston, Grant C. Gentry and George R. Kempton as the three current directors who will continue as independent directors if the Offer is consummated.

CERTAIN INFORMATION CONCERNING THE PURCHASER'S DESIGNEES

  The Purchaser has provided the Company with the following information concerning those persons who may be designated as directors of the Company following consummation of the Offer. The Company assumes no responsibility for the accuracy or completeness of such information. All persons listed below are citizens of the United States of America and their business address is 775 Corporate Woods Parkway, Vernon Hills, Illinois 60061-3112.

          DESIGNEES              PRINCIPAL OCCUPATION AND DIRECTORSHIPS(1)
          ---------              -----------------------------------------
      Richard M. Holden       Mr. Holden is Vice President--Human Resources of
      Age 46                  Parent and has held that position since January
                              1990
      Donald D. Holmes        Mr. Holmes is Vice President--Finance and
      Age 59                  Secretary of Parent and has held those positions
                              since April 1989
      Richard C. Osborne      Mr. Osborne is Chairman of the Board of Parent
      Age 53                  and has held that position since May 1991; he is
                              also a director and President, Chief Executive
                              Officer of Parent and has held those positions
                              since April 1989
      William J. Rotenberry   Mr. Rotenberry is Vice President--Business
      Age 42                  Development of Parent, has been employed by
                              Parent since January 1996 and became a Vice
                              President of Parent in February 1996; from 1990
                              until January 1996, he was Director of Corporate
                              Development for Joslyn Corporation (diversified
                              manufacturer)

--------
(1) Parent is a holding company with subsidiaries engaged in the manufacture and marketing of refrigeration products primarily for the food service industry, including ice machines, food preparation and storage equipment and drink dispensing equipment. Except as noted, no designee is a director of any other company that has a class of securities registered pursuant to
    Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

  The following tables show certain information with respect to each director and executive officer of the Company. As described above, if the Purchaser acquires Shares pursuant to the Offer, the Purchaser will be entitled to designate a certain number of directors to the Company's Board of Directors as more fully described in the Schedule 14D-9 to which this Information Statement is attached. Since the Merger Agreement limits the size of the Company's Board of Directors to 10 directors, certain incumbent directors may be replaced with the Purchaser's designees if the Purchaser becomes entitled to designate directors. The Board has designated Messrs. Gaston, Gentry and Kempton as the three current directors who will continue as independent directors if the Offer is consummated.

  INCUMBENT DIRECTORS
 (TERMS EXPIRING 1999)     PRINCIPAL OCCUPATION(1)          DIRECTORSHIPS(2)
 ---------------------     -----------------------          ----------------
  Paul K. Gaston           Retired. Of counsel to       Director of the Company
  Age 63                   Warner Norcross & Judd       since 1984; also a
                           llp (law firm); former       director of Lilly
                           Chairman of the Board of     Industries, Inc.
                           Guardsman Products, Inc.
                           (diversified chemical
                           manufacturer) (3)
  Grant C. Gentry          Retired. Former Chairman     Director of the Company
  Age 72                   of the Board and Chief       since 1986; also a
                           Executive Officer of         director of Bromar, Inc.
                           Pantry Pride, Inc.           and Van Camp Seafood
                           (diversified retailer)       Corp.
  Peter W. Gravelle        President and Chief          Director of the Company
  Age 59 (4)               Operating Officer of the     since 1991
                           Company (5)
  INCUMBENT DIRECTORS
 (TERMS EXPIRING 1998)     PRINCIPAL OCCUPATION(1)          DIRECTORSHIPS(2)
 ----------------------    -----------------------          ----------------
  Stephen I. D'Agostino    President and Chief          Director of the Company
  Age 63                   Executive Officer of         since 1995; also a
                           D'Agostino Enterprises       director of SuperValu
                           (personal investment         Inc. and Catalina
                           company) (6)                 Marketing Corp.
  Robert J. Ratliff        Chairman of the Board        Director of the Company
  Age 65                   and Chief Executive          since 1994; also a
                           Officer of AGCO              director of AGCO
                           Corporation (agriculture     Corporation
                           equipment
                           manufacturer) (7)
  Frederick W. Schwier     Chairman of the Board of     Director of the Company
  Age 73                   Great Lakes                  since 1985
                           Communications, Inc.
                           (television
                           broadcasting)
  INCUMBENT DIRECTORS
 (TERMS EXPIRING 1997)     PRINCIPAL OCCUPATION(1)          DIRECTORSHIPS(2)
 ----------------------    -----------------------          ----------------
  George R. Kempton        Chairman of the Board        Director of the Company
  Age 63 (4)               and Chief Executive          since 1978; also a
                           Officer of the Company       director of Simpson
                                                        Industries, Inc. and JLG
                                                        Industries, Inc.
  Robert W. Navarre        Chairman of the Board of     Director of the Company
  Age 63                   Simpson Industries, Inc.     since 1993; also a
                           (automotive supplier)        director of Simpson
                                                        Industries, Inc. and
                                                        Webster Industries, Inc.
  Robert W. Schult         President and Chief          Director of the Company
  Age 47                   Operating Officer,           since 1996
                           Nestle USA, Inc. (food
                           processor) (8)

    EXECUTIVE OFFICERS                                    SERVED IN SAME
 WHO ARE NOT DIRECTORS(4)   PRINCIPAL OCCUPATION(1)        OFFICE SINCE
--------------------------  -----------------------  ------------------------
  Timothy J. Campbell       Group Vice President--             1987
  Age 54                    Transportation Products
  David W. Crooks           Vice President--General            1991
  Age 48                    Counsel and
                            Secretary (9)
  David R. Downs            Vice President--Human              1996
  Age 59                    Resources (10)
  Thomas P. Forrestal, Jr.  Former (Retired) Group             1983
  Age 60                    Vice President--
                            Commercial Products (11)
  Terry M. Murphy           Vice President--Chief              1992
  Age 48                    Financial Officer (12)
  Timothy D. Peterson       Vice President--                   1983
  Age 59                    Marketing and
                            International
  John B. Stevenson         Vice President--Global             1996
  Age 64                    Manufacturing (13)

--------
 (1) Except as noted, each person listed has been engaged in the same principal occupation for over five years.
 (2) Except as noted, no director is a director of any other company that has a class of securities registered pursuant to Section 12 of the Exchange Act or is subject to Section 15(d) of that act, or any company registered as an investment company under the Investment Company Act of 1940.
 (3) Of counsel to Warner Norcross & Judd LLP (law firm) since 1996; previously Chairman of the Board of Guardsman Products, Inc. (1994-1996); previously Partner in Warner Norcross & Judd LLP (Partner 1965-1993; Managing Partner 1988-1992).
 (4) The Company's executive officers are appointed annually by, and serve at the pleasure of, the Board of Directors.
 (5) Since 1995; previously Executive Vice President--Chief Operating Officer (1992-1995); Vice President, Treasurer and Chief Financial Officer (1990-
     1992).
 (6) Since 1994; previously Chairman of the Board and Chief Executive Officer of Lord Capital Corporation (investment banking firm) (1989-1994).
 (7) Since 1993; previously President and Chief Executive Officer of AGCO Corporation (1988-1993).
 (8) Since 1991; previously Senior Vice President of Nestle USA, Inc. (1989-
     1991).
 (9) Since 1991; previously Vice President--General Counsel (1983-1991).
(10) Since January 1996; previously employed by Slayton, Inc. (executive search firm) (1995-1996); self- employed retailer (auto repair and tires) (1992-1994); Vice President--Human Resources for Interlake Corp. (diversified manufacturer of metals, packaging and aerospace equipment) (1984-1992).
(11) Mr. Forrestal retired from his position as Group Vice President-- Commercial Products as of December 31, 1996 and is no longer an employee or officer of the Company.
(12) Since 1992; previously Vice President--Finance, Treasurer and Chief Financial Officer of North-West Telecommunications, Inc. (telecommunications service supplier) (1986-1992).
(13) Since January 1996; previously President/General Manager--Kysor/Cadillac division (1987-1995).

                           ORGANIZATION OF THE BOARD

  The Board of Directors, which is responsible for the overall management of the business and affairs of the Company, held four regular meetings and one special meeting during 1996. All directors attended more than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of committees of which they are members. The Board of Directors has four standing committees: the Executive Committee, the Audit Committee, the Compensation and Organization Committee and the Nominating Committee. Mr. Kempton is an ex officio voting member of each of these standing committees except the Audit Committee and the Compensation and Organization Committee. The Board of Directors also has an Acquisition, Divestiture and Merger Committee.

  EXECUTIVE COMMITTEE. The responsibilities of the Executive Committee include all of the responsibilities of the Board of Directors except those responsibilities that cannot be delegated by law. The Executive Committee acts upon matters requiring Board action during periods between Board meetings. Messrs. Gaston (Chairman), Navarre and Schwier presently are members of the Executive Committee. The Executive Committee met one time in 1996.

  AUDIT COMMITTEE. The responsibilities of the Audit Committee are to (i) recommend the firm to be employed by the Company as its independent auditors,
(ii) review and approve the scope of the yearly audit plan and proposed budget for audit fees, (iii) review the results of the annual audit with the independent auditors, (iv) review the auditors' management letter with the independent auditors and engage in appropriate follow-up with corporate staff,
(v) review with the independent auditors the Company's internal controls, (vi) review activities of the internal auditors and (vii) report to the Board of Directors on activities and findings of the committee and make recommendations to the Board of Directors on such findings. Messrs. Ratliff (Chairman), D'Agostino, Gaston, Gentry, Navarre and Schwier are members of the Audit Committee. The Audit Committee met two times in 1996.

  COMPENSATION AND ORGANIZATION COMMITTEE. The responsibilities of the Compensation and Organization Committee include recommending to the Board of Directors the salaries of each corporate officer and the retainer and attendance fee for non-employee directors, making recommendations and determinations concerning bonus compensation, administering stock option plans (including those which permit the granting or award of other forms of equity-based compensation) and reviewing compensation plans as they relate to key employees. The Compensation and Organization Committee also reviews the administration and results of operations of the Company's pension plans, confers with and receives reports from the actuaries and investment managers of the plans, makes recommendations related to such plans and reviews all material proposed plan changes. Messrs. Schwier (Chairman), D'Agostino, Gentry and Ratliff are members of the Compensation and Organization Committee. The Compensation and Organization Committee met two times in 1996.

  NOMINATING COMMITTEE. The responsibilities of the Nominating Committee are to
(i) develop and recommend to the Board of Directors criteria for the selection of candidates for director, (ii) seek out and receive suggestions concerning possible candidates, (iii) review and evaluate the qualifications of possible candidates and (iv) recommend to the Board candidates for vacancies occurring from time to time and for the slate of directors to be proposed on behalf of the Board of Directors at the annual meeting of shareholders. The present members of the Nominating Committee are Messrs. Navarre (Chairman), Gaston and Gravelle. The Nominating Committee met two times during 1996. The Nominating Committee will consider nominees recommended by shareholders. Article IX of the Company's Restated Articles of Incorporation requires that a shareholder desiring to nominate a director candidate submit to the Company the nominee's name, age, business and residence address, principal occupation, the number of shares of the Company's capital stock beneficially owned by the nominee and a statement that the nominee is willing to be nominated. The information must be provided to the Company not less than 120 days prior to the date of the annual meeting of shareholders at which the nominee will be considered or, if he or she is to be considered at a special meeting of shareholders, not more than seven days following the notice of the special meeting. The names of any such nominees and the other information required by the Company's Restated Articles of Incorporation should be forwarded to the Company's Secretary, Kysor Industrial Corporation, One Madison Avenue, Cadillac, Michigan 49601-9785, who will submit the information to the Nominating Committee for its consideration. Nominations made other than in accordance with Article IX of the Company's Restated Articles of Incorporation are void.

  ACQUISITION, DIVESTITURE AND MERGER COMMITTEE. The responsibilities of the Acquisition, Divestiture and Merger Committee are to review and evaluate proposals received from other companies or made by management relating to the acquisition or divestiture by the Company of subsidiaries, divisions or other substantial business operations and to make recommendations to the Board of Directors relating to such proposals. Messrs. Gentry (Chairman), Gravelle, Navarre and Ratliff are members of the Acquisition, Divestiture and Merger Committee. This committee met two times during 1996.

                            EXECUTIVE COMPENSATION

  The Company's compensation for executive officers consists of four components: a base salary, a profit-sharing incentive bonus, an intermediate-term incentive, and a long-term incentive historically provided through the Company's stock option plans.

SUMMARY COMPENSATION TABLE

  The following table sets forth the cash compensation paid by the Company to the Chief Executive Officer and each of its four highest paid executive officers other than the Chief Executive Officer during each year in the three-year period ended December 31, 1996. The following table includes amounts that the named individuals may have deferred pursuant to the Company's 401(k) Savings Plan. No Company contributions are made to the Savings Plan.

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                     COMPENSATION
                                                  -------------------
                        ANNUAL COMPENSATION         AWARDS   PAYOUTS
                     -------------------------    ---------- --------
                                        OTHER     NUMBER OF
   NAME AND                            ANNUAL     SECURITIES          ALL OTHER
  PRINCIPAL                            COMPEN-    UNDERLYING   LTIP    COMPEN-
   POSITION     YEAR  SALARY   BONUS   SATION      OPTIONS   PAYOUTS  SATION(1)
  ---------     ---- -------- -------- -------    ---------- -------- ---------
George R.
 Kempton        1996 $344,450 $206,670 $ 5,951      10,000   $137,780  $26,036
Chairman of
 the Board      1995  333,800  199,261  14,745(2)   10,000    137,780   24,360
Chief Execu-
 tive Officer
 &              1994  323,140  183,883   4,234      10,000    115,984   28,699
Director
Peter W. Gra-
 velle          1996 $252,399 $138,820 $ 4,661       8,750   $ 88,340  $13,611
President,
 Chief Operat-
 ing            1995  240,842  133,843   5,779       8,750     88,340   12,958
Officer & Di-
 rector         1994  214,725  112,007   4,116       8,750     67,437   17,378
Thomas P. For-
 restal, Jr.    1996 $206,400 $103,200 $   480       7,500   $ 61,920  $17,423
Former (Re-
 tired) Group   1995  204,920   99,500   5,191(2)    7,500     61,920   16,184
Vice Presi-
 dent--         1994  197,520   91,649  16,780       7,500     52,027   19,908
Commercial
 Products
Timothy J.
 Campbell       1996 $186,460 $ 94,823 $   516       7,500   $ 56,894  $14,240
Group Vice
 President--    1995  180,333   87,738   3,405       7,500     54,600   13,368
Transportation
 Products       1994  168,295   79,808     252       7,500     45,305   16,115
Terry M. Mur-
 phy            1996 $159,167 $ 82,500 $ 4,222       7,500   $ 49,500  $ 8,513
Vice Presi-
 dent--Chief    1995  153,333   76,168   4,838       7,500     47,400    8,541
Financial Of-
 ficer          1994  148,750   69,600   4,670       7,500     39,510    1,278

--------
(1) "All Other Compensation" for 1996 includes imputed income from premiums paid for group life insurance above $50,000 ($10,287 for Mr. Kempton, $3,548 for Mr. Gravelle, $3,515 for Mr. Forrestal, $2,058 for Mr. Campbell and $1,313 for Mr. Murphy) and amounts allocated to each named officer under the ESOP based on shares allocated in 1996 for 1995 service ($15,749 for Mr. Kempton, $10,063 for Mr. Gravelle, $13,908 for Mr. Forrestal, $12,182 for Mr. Campbell and $7,200 for Mr. Murphy).

(2) Includes $11,889 for Mr. Kempton and $4,701 for Mr. Forrestal which the Company paid on their behalf for the employee portion of Medicare tax due on the present value of the vested benefits related to Messrs. Kempton's and Forrestal's vesting under the Supplemental Executive Retirement Plan and an amount to cover income taxes due on the income imputed to them as a result of this payment.

RETIREMENT PLANS

  The following table shows the estimated annual benefits payable upon retirement under the Company's Administrative Pension Plan for various years of service classifications, assuming retirement at age 65 in 1996:

                               PENSION PLAN TABLE

                                 YEARS OF SERVICE
       AVERAGE        ---------------------------------------
     REMUNERATION       15      20      25      30      35
     ------------     ------- ------- ------- ------- -------
      $150,000        $36,105 $48,140 $60,174 $72,209 $75,959

  The executive officers referred to above are participants in the Company's Administrative Pension Plan. The Administrative Pension Plan is a qualified defined benefit retirement plan. All salaried employees are eligible to participate after they meet vesting requirements. Amounts expensed for retirement plan benefits cannot be readily determined for specific individuals since payments to the plan are computed on an actuarial basis. Payments under the plan are based on the levels of compensation, not to exceed $150,000, and years of service of an individual at retirement. Compensation covered by the plan for this purpose is determined in the same fashion as for determination of social security taxes. Except for the $150,000 cap, this compensation for 1996 does not vary by more than 10% from the amounts shown under the heading "Annual Compensation" in the Summary Compensation Table above.

  The executive officers referred to above have the following years of credited service for qualification under The Company's Administrative Pension Plan:

           George R. Kempton          18
           Thomas P. Forrestal, Jr.   16
           Peter W. Gravelle           6
           Timothy J. Campbell        12
           Terry M. Murphy             4

  In addition to the above, the Company has an unfunded Supplemental Executive Retirement Plan (the "Supplemental Plan") that covers all of the executive officers named in the Summary Compensation Table shown above. To achieve minimum qualification in the Supplemental Plan, a participant must have attained the age of 57 and completed at least 10 years of credited service, and the sum of the participant's age plus years of credited service must equal 72. A person is fully qualified under the Supplemental Plan following 15 years of credited service and having attained the age of 62. Once a person achieves full qualification, the Supplemental Plan provides an additional annual benefit which, together with benefits payable under the Administrative Pension Plan, benefits payable by each and every former employer and 50% of benefits under Social Security, will equal 65% of the participant's average annual cash compensation for the three years in which his or her cash compensation was highest during the final five complete years of the persons's active employment at the time of retirement or termination of employment. For this purpose, compensation does not vary by more than 10% from the amounts shown under the heading "Annual Compensation" in the Summary Compensation Table above. The 65% is reduced proportionately for each month the participant's termination date precedes his or her 62nd birthday and for each month less than 15 years of credited service. Benefits are payable commencing on the participants's 57th birthday or the date of his or her termination of employment, whichever occurs later. Participants may apply to receive an actuarially reduced lump-sum payment of benefits payable under the Supplemental Plan at the time such benefits would otherwise first become payable under the plan, subject to approval by the committee that administers the Supplemental Plan. The Supplemental Plan also provides participants with health care coverage at least equal to that provided under the basic plan.

  If the participant has attained the minimum eligibility requirements, but dies either before or after his or her actual retirement date, the Company will pay benefits under the Supplemental Plan to the person's spouse for the remainder of the spouse's life, but the benefits are reduced by one-third. In addition, minimum age requirements are waived for qualification purposes if the participant becomes totally disabled while in the Company's employ, but benefits payable will be reduced accordingly. If the participant has not attained age 57 at the time of disability, then disability benefits terminate upon the participant's death.

  Minimum eligibility requirements are inapplicable in the case of involuntary termination (actual or constructive without cause occurring within five years after a change in control of the Company (as that term is defined in the section entitled "Management Transactions; Termination of Employment and Change in Control Arrangements"). In that event, benefits payable are calculated using compensation for the highest consecutive 12 calendar months out of the last complete 60 calendar months of active employment and by using the age the participant would have attained and the complete calendar months of credited service he or she would have attained as of the date which is five years after a change in control.

  Consummation of the Offer would constitute a change in control under the Supplemental Plan. If the Offer is consummated, the executive officers covered under the Supplemental Plan would receive payments under the Supplemental Plan if their employment is involuntarily terminated in connection with the Offer that have been estimated to be approximately as follows (discounted to present value): $3,960,000 for Mr. Kempton; $2,752,000 for Mr. Gravelle; $1,764,000
for Mr. Campbell; $670,000 for Mr. Murphy; $774,000 for Mr. Crooks; $1,550,000 for Mr. Peterson; and $1,228,000 for Mr. Stevenson. The foregoing amounts include sums which, for certain executives, are already vested under the applicable Supplemental Plan agreement. In addition, the calculations are based upon certain assumptions and are subject to verification. The amounts may be over-stated in certain respects because they do not reflect amounts deductible under the individual offset provisions of the Supplemental Plan agreements relating to amounts received from former employers (as described above). Mr. Forrestal retired as of December 31, 1996 and his payments under the Supplemental Plan would not be altered as a result of consummation of the Offer.

  The Company has also approved irrevocable trusts for each participant to hold any Company contributions required by the Supplemental Plan. The Company has an obligation to make contributions to such trusts upon a change in control of the Company sufficient to meet all future obligations to each participant under the Supplemental Plan as determined from time to time by an actuary enrolled with the Internal Revenue Service in accordance with standards provided in the Supplemental Plan. The Company may, at its option, satisfy any funding obligations by contributing a life insurance policy on the life of each participant having a cash surrender value equal to any required contribution amount. The Company maintains life insurance policies on the lives of the executive referenced in the preceding paragraph, which currently have cash surrender values aggregating approximately $3,668,000.

STOCK OPTION PLANS

  The following table summarizes options granted under the Company's 1993 Long-Term Incentive Plan during the last fiscal year:

                                                                           POTENTIAL
                                                                          REALIZABLE
                          INDIVIDUAL GRANTS                                VALUE AT
----------------------------------------------------------------------  ASSUMED ANNUAL
                                      PERCENT OF                           RATES OF
                          NUMBER OF  TOTAL OPTIONS EXERCISE               STOCK PRICE
                          SECURITIES  GRANTED TO   OR BASE               APPRECIATION
                          UNDERLYING EMPLOYEES IN   PRICE               FOR OPTION TERM
                           OPTIONS      FISCAL       (PER   EXPIRATION -----------------
       NAME                GRANTED       YEAR       SHARE)     DATE       5%      10%
       ----               ---------- ------------- -------- ---------- -------- --------
George R. Kempton           10,000        4.2%     $22.3125  1/26/06   $140,322 $355,604
Peter W. Gravelle            8,750        3.7       22.3125  1/26/06    122,782  311,153
Thomas P. Forrestal, Jr.     7,500        3.1       22.3125  1/26/06    105,242  266,703
Timothy J. Campbell          7,500        3.1       22.3125  1/26/06    105,242  266,703
Terry M. Murphy              7,500        3.1       22.3125  1/26/06    105,242  266,703

                       OPTION GRANTS IN LAST FISCAL YEAR

  Pursuant to its 1993 Long-Term Incentive Plan, its 1987 Stock Option and Restricted Stock Plan, its 1984 Stock Option Plan, its 1983 Incentive Stock Option Plan and its 1980 Stock Option and Stock Appreciation Rights Plan (collectively, the "Plans"), the Company has granted certain of its directors, executive officers and key employees options to purchase Common Shares over a ten-year period at prices equal to the fair market value of the shares on the dates the options were granted. All options granted since 1990 vest and become exercisable at the rate of 20% for each of the first four years after the date of grant and the remaining 20% only vests and becomes exercisable if all vested options (i.e. the first 80%) are exercised in full and all of the shares are held by the optionee for a period of one year. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. In the event of a "business transaction" or "change in control," as defined in an addendum of amendment to the stock option agreements, all unexercised options become fully vested and may be immediately exercised. Consummation of the Offer would constitute a change in control for purposes of the stock option agreements. The Plans are administered by the Compensation and Organization Committee consisting of four directors. Although authorized, no stock appreciation rights or restricted stock have been granted under the Plans. The 1980 Stock Option and Stock Appreciation Rights Plan terminated on April 25, 1990, the 1983 Incentive Stock Option Plan terminated on April 22, 1993 and the 1984 Stock Option Plan terminated on July 27, 1994, although certain options granted under those plans remain outstanding.

  The Plans permit option exercise loans or installment purchase agreements to encourage the exercise of options and thereby advance the purposes of the Plans. In 1989, the Compensation and Organization Committee implemented a program to provide for installment payments upon the exercise of stock options. The installment purchase program was available for a period of six months (ended October 30, 1989) for the exercise of non-qualified stock options. Non-qualified options for 157,128 Common Shares were exercised under the installment purchase program. The purchase obligations relating to those options are secured by the stock acquired upon exercise of each option and related dividends, but are otherwise non-recourse obligations. Interest is charged at a rate of 4.5% per annum and will be offset in whole or in part by dividends paid on the Common Shares purchased pursuant to the program. In October 1995, the Compensation and Organization Committee authorized that the terms of the outstanding loans be extended an additional four years to December 31, 1999.

  The Company will receive a tax deduction in connection with the exercise of the options equal to the difference between the option price and the mean market price on the date of exercise. The optionee would recognize income in a corresponding amount.

  The following table summarizes stock options exercised by the listed individuals during the last fiscal year and the total number of options held by each listed individual as of December 31, 1996:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                            NUMBER              OPTIONS AT FISCAL YEAR-    IN-THE-MONEY OPTIONS
                           OF SHARES                      END               AT FISCAL YEAR-END
                           ACQUIRED    VALUE   ------------------------- -------------------------
       NAME               ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----               ----------- -------- ----------- ------------- ----------- -------------
George R. Kempton              --     $    --    121,600      22,900     $2,206,898    $362,819
Peter W. Gravelle           36,000     585,750    34,980      13,060        564,144     153,274
Thomas P. Forrestal, Jr.    11,200     126,588     4,500      11,200         55,313     131,456
Timothy J. Campbell         18,750     229,687    52,300      20,200        870,356     348,581
Terry M. Murphy                --          --     21,000      12,000        273,656     142,406

LONG-TERM INCENTIVE COMPENSATION

  The following table summarizes all awards of incentive compensation under the Company's Intermediate-Term Incentive Plan to the listed individuals during the last fiscal year:

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                       NUMBER    PERFORMANCE  ESTIMATED FUTURE PAYOUTS UNDER
                     OF SHARES,   OR OTHER     NON-STOCK PRICE-BASED PLANS
                      UNITS OR  PERIOD UNTIL               (2)
                       OTHER     MATURATION   --------------------------------
     NAME (1)        RIGHTS (2) OR PAYOUT (3) THRESHOLD   TARGET     MAXIMUM
     --------        ---------- ------------- ---------  ---------- ----------
George R. Kempton        40       Two Years    $  68,890 $  103,335 $  137,780
Peter W. Gravelle        35       Two Years       44,170     66,255     88,340
Timothy J. Campbell      30       Two Years       28,447     42,670     56,894
Terry M. Murphy          30       Two Years       24,750     37,125     49,500

--------
(1) Mr. Forrestal is omitted from the table because, due to his retirement effective as of December 31, 1996, he will not earn or receive any payment under the Intermediate-Term Incentive Plan.
(2) Under the Intermediate-Term Incentive Plan, the Company's executive officers may earn incentive compensation based upon two performance objectives: primary earnings per share ("PEPS") and return on investment ("ROI"). The executive officers may be granted "performance units" intended to equal 1% of the applicable officer's salary if maximum performance objectives are satisfied. The maximum number of units that may be granted to each of the named executives are as follows: Mr. Kempton-- 40% of base salary; Mr. Gravelle--35% of base salary; and Messrs. Forrestal, Campbell and Murphy--30% of base salary. The actual value of such performance units will be based on actual two-year PEPS and ROI averages, subject to the satisfaction of minimum plan thresholds. Performance units are to be paid two years after they are granted.
(3) The award is calculated for fiscal years 1996 and 1997. The two-year average PEPS and ROI results will determine the actual value of the performance units to be paid.

MANAGEMENT TRANSACTIONS; TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  The Company has entered into an Employment Agreement with George R. Kempton, Chairman of the Board and Chief Executive Officer of the Company. Under the Employment Agreement, Mr. Kempton will receive a salary as may be determined from time to time by the Company's Board of Directors, provided that in no event will Mr. Kempton's salary for any given calendar year be less than the salary received by Mr. Kempton during the prior calendar year. Notwithstanding this provision, Mr. Kempton has elected in the past to receive a salary less than the salary received by him in the prior calendar year when he and other corporate executive officers recommended to the Board of Directors and accepted a salary cut in response to then-current business conditions. In addition, Mr. Kempton is entitled to bonuses under the Company's present bonus plans (subject to the terms of such plans), or any subsequent plans, and other fringe benefits in an amount not less favorable than those presently enjoyed by Mr. Kempton. If Mr. Kempton's employment is terminated involuntarily by the Company without cause (termination for cause requiring a two-thirds vote of the Board of Directors) or by Mr. Kempton for good reason, Mr. Kempton is entitled to receive severance pay for the remainder of the term of the Employment Agreement. Severance pay includes payments under the Supplemental Executive Retirement Plan described above and those items (other than item (v)) listed below in the description of certain other corporate officer Termination Agreements. Mr. Kempton's Employment Agreement has a term of five years and is automatically renewed for one additional year each January 1 unless either the Company or Mr. Kempton notifies the other in writing that it or he does not choose to extend the period of employment. No such notification has been provided. The Employment Agreement was unanimously approved by the Board of Directors. In connection with the transactions contemplated by the Merger Agreement, Mr. Kempton has agreed to amend his Employment Agreement to limit monthly payments pursuant to item (i) in the description of severance pay set forth below to $60,000 for a total of 23 months. This amendment will only be effective if the Offer is consummated. If the Offer is consummated, Mr. Kempton would be eligible to receive under his Employment Agreement (as amended) aggregate benefits (discounted to present value) that have been estimated to be approximately $1,480,000. The foregoing calculation is based upon certain assumptions and is subject to verification. The amount does not include any benefit associated with a Tax Reimbursement (defined below).

  The Company has also entered into termination agreements ("Termination Agreements") with Peter W. Gravelle, President and Chief Operating Officer; Timothy J. Campbell, Group Vice President-Transportation Products; Terry M. Murphy, Vice President-Chief Financial Officer; and other corporate officers. Mr. Forrestal retired from his position of Group Vice President-Commercial Products as of December 31, 1996, and is no longer an employee or executive officer of the Company. The Termination Agreements provide for separation pay and benefits if a change in control of the Company occurs. The Termination Agreements were unanimously approved by the Board of Directors. If an executive's employment is terminated involuntarily by the Company without cause or by an executive for good reason within five years after a change in control of the Company has occurred, the executive will be entitled to receive severance pay for the period remaining between the date of the termination and 60 months after the change in control of the Company. The Termination Agreements define "good reason" to include certain demotions, relocations, losses of benefits and other changes. A change in control means a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A issued under the Exchange Act, provided that, without limitation, a change in control will be considered to have occurred if (i) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities or (ii) during any period of two consecutive years, individuals who at the beginning of the period constitute the Board of Directors cease for any reason to constitute at least a majority thereof (unless the election or nomination for election by the Company's shareholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period).

  Severance pay includes the following: (i) monthly payments equal to the executive's monthly salary for the last full month immediately preceding the executive's termination plus one-twelfth of 55% to 80% (for certain corporate officers other than those named in the paragraph above), 80% (for Timothy J. Campbell and Terry M. Murphy), 90% (for Peter W. Gravelle) and 100% (for George
R. Kempton (see above)) of the total salary paid to the executive during the one-year period immediately preceding his or her termination; (ii) continued treatment of the executive as an "employee" under any stock option, employee benefit or other long-term compensation arrangement for the term of the compensation period; (iii) reasonable outplacement services selected by the executive; (iv) continued treatment of the executive as an employee under each employee welfare benefit plan in which the executive was entitled to participate immediately prior to the date of his or her termination; (v) payment of a supplemental retirement benefit offset by any amount payable under the Administrative Pension Plan; (vi) payment by the Company of all reasonable legal fees and expenses incurred by the executive as a result of his or her termination of employment by the Company; (vii) the right to immediately exercise, in full, all stock options held by the executive; (viii) an option to sell his or her principal residence to the Company at the greater of its then fair market value or the executive's aggregate capital investment in the residence; and (ix) an option to purchase his or her automobile from the Company at its then wholesale value. The Agreements also provide that the Company will reimburse, on a non-deductible basis, each executive for the 20% excise tax payable pursuant to
Section 280G of the Internal Revenue Code of 1986, as amended, including additional tax due with respect to the reimbursement, in connection with any compensation or benefits received or payable in connection with a change in control of the Company (a "Tax Reimbursement"). Consummation of the Offer would constitute a change in control under the Termination Agreements. If the Offer is consummated and the employment of the following executives is involuntarily terminated by the Company or voluntarily terminated by the executive for good reason (as defined above), the aggregate benefits (discounted to present value) that such individuals would be eligible to receive under the Termination Agreements have been estimated to be approximately as follows: $142,000 for Mr. Gravelle; $1,916,000 for Mr. Campbell; $1,538,000 for Mr. Murphy; $1,586,000
for Mr. Crooks; and $618,000 for Mr. Peterson. The foregoing calculations are based upon certain assumptions and are subject to verification. The above amounts do not include any benefit associated with a Tax Reimbursement.

  The Board of Directors believes that the agreements described above assure fair treatment of the covered executives and, by assuring the executives of some financial security, protect the shareholders by tending to neutralize any bias of these executives in considering proposals to acquire the Company.

  In connection with the transactions contemplated by the Merger Agreement, certain of the executive officers of the Company have entered into amendments of certain agreements with the Company that limit benefits otherwise payable by the Company. Mr. Gravelle has agreed to amend his Supplemental Plan agreement to limit the amount of the present value of his increased payments under the Supplemental Plan upon consummation of the Offer to $1,232,400. Mr. Gravelle has also agreed to waive all rights to monthly benefit payments (described in items (i) and (v) above in the description of severance pay) under his Termination Agreement. Mr. Peterson has agreed to limit his monthly benefit payments (described in item (i) above) to $22,900 for 15 months under his Termination Agreement. Certain additional executive officers have indicated that they will amend their Termination Agreements to provide that continued treatment as an "employee" under item (ii) above for purposes of stock option, employee benefit and other long term compensation arrangements will not entitle the executive to additional grants or awards under such arrangements. All amendments become effective only if the Offer is consummated.

  The stock option agreements entered into between the Company and its directors and officers, as well as other employees, with respect to outstanding stock options provide for accelerated vesting of all outstanding but unexercised stock options upon the occurrence of, among other things, a change in control of the Company. For purposes of these agreements, "change in control" is defined as (i) the failure of the individuals who were directors at the time the applicable option plan was adopted and those whose election or nomination to the Board of Directors was approved by a two-thirds vote of the directors then still in office who were directors at the time the applicable option plan was adopted to constitute a majority of the Board of Directors;
(ii) the acquisition by certain persons or groups of 20% or more of the Company's Common Shares or the combined voting power of the Company's outstanding voting securities; (iii) the approval by the shareholders of a reorganization, merger or consolidation (except with certain permitted entities); or (iv) the approval by the shareholders of a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company (other than to certain permitted entities). If the Offer is consummated, the acquisition of Shares by the Purchaser pursuant to the Offer would constitute a change in control for purposes of the stock option agreements and would cause all outstanding stock options to become immediately vested and fully exercisable.

  If the Offer is consummated, the Company will offer cash payments in full settlement of all outstanding options at a price equal to the difference between $43.00 and the exercise price of each outstanding option. The executive officers of the Company would receive the following amounts in the event of such a cash payment for outstanding options: $4,157,029 for Mr. Kempton; $1,293,046 for Mr. Gravelle; $349,656 for Mr. Forrestal; $2,037,217 for Mr. Campbell; $824,531 for Mr. Murphy; $1,300,061 for Mr. Crooks; $147,499 for Mr. Downs; $1,338,686 for Mr. Peterson; and $1,835,436 for Mr. Stevenson.

  In 1987, the Company entered into an Indemnity Agreement with each of the Company's directors and executive officers and the Company has entered into a similar agreement with each individual who has become a director or executive officer of the Company since that time. The Indemnity Agreements, which were ratified by the Company's shareholders at the 1987 annual meeting of shareholders, are designed to provide the maximum indemnification protection allowed under the MBCA. An indemnitee's rights under an Indemnity Agreement are not exclusive of any other rights that he or she may have under the MBCA, the Company's Restated Articles of Incorporation or Bylaws, liability insurance presently maintained or purchased in the future or otherwise. A copy of the form of the Indemnity Agreement was included as an exhibit to the Company's 1987 Proxy Statement.

INTERESTS OF CERTAIN EXECUTIVE OFFICERS

  As described above, consummation of the Offer will constitute a "change in control" under various plans and agreements described above (see "EXECUTIVE COMPENSATION--Retirement Plans", "--Stock Option Plans" and "--Management Transactions; Termination of Employment and Change in Control Arrangements"). Under these plans and agreements taken as a whole, and including sums payable in settlement of outstanding stock options and amounts which, for certain executives, are already vested under their Supplemental Plan agreements, it has been estimated that the following executive officers would be eligible to receive the approximate aggregate benefits indicated (discounted to present value) if the Offer is consummated and their employment is involuntarily terminated by the Company or voluntarily terminated for good reason (as described above) by the executive: George R. Kempton--$9,597,000; Peter W. Gravelle--$4,187,000; Timothy J. Campbell--$5,717,000; Terry M. Murphy-- $3,032,000; David W. Crooks--$3,595,000; David R. Downs--$148,000; Timothy D.
Peterson--$3,507,000; and John B. Stevenson--$3,063,000. The foregoing calculations are based upon certain assumptions and are subject to verification. The amounts may be overstated in certain respects due to the individual offset provisions in the Supplemental Plan agreements. The amounts do not include any benefit associated with a Tax Reimbursement. These amounts indicated with respect to Messrs. Kempton, Gravelle and Peterson do not include amounts payable by Parent under their respective consulting agreements described below (see "CONSULTING AGREEMENTS"). As noted above, under the Supplemental Plan agreements of the listed executives, a portion of the foregoing amounts which relate to the respective executive's Supplemental Plan agreements may, at the option of the Company, be funded using the cash surrender values on life insurance policies maintained by the Company on the lives of such executives, which cash surrender values currently aggregate approximately $3,668,000.

                             DIRECTOR COMPENSATION

  Director fees are paid to those directors who are not employees of the Company. During 1996, each director was paid $4,000 per quarter plus an additional $1,000 for attendance at each regular or special meeting of the Board of Directors. In addition, Board committee chairmen were paid $1,000 for each committee meeting attended and Board committee members were paid $800 for each committee meeting attended. The Company provides each non-employee director a death benefit in the amount of $25,000, which is paid to his or her designated beneficiary if the director dies while a director. Directors of the Company may also elect to participate in the Company's health care benefit plan.

  The Company has a deferred compensation plan for non-employee directors. Each member of the Board of Directors who is not an employee of the Company is eligible to participate in the plan by directing that all or any part of the compensation that would be payable for services as a director be credited to a deferred

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

compensation account. When a participating director ceases to be a director of the Company, he or she will be paid an amount in cash equal to the amount of compensation deferred, plus an additional amount of compensation equivalent to interest computed on the director's deferred compensation balance at an annual percentage rate to be determined by the Compensation and Organization Committee at the time of any election.

  Under the Company's retirement plan for directors, annual retirement benefits are payable to retired directors who have five or more years of service as a director under specified circumstances equal to one-fifteenth of the annual retainer at the time of retirement or the year before a change in control of the Company, times years of service on the Board of Directors (not to exceed 15 years). One-fourth of the annual benefit is payable each calendar quarter. Payments cease upon the death of a director or 15 years following retirement, whichever occurs first. To qualify for these benefits, a retired director must agree to be available to provide consultation and advice to the Company following his or her retirement.

  Directors who are not employees of the Company or any of its subsidiaries have been granted options to purchase Common Shares semiannually pursuant to a formula specified in the 1993 Long-Term Incentive Plan. Pursuant to this formula, each non-employee director was awarded options to purchase an aggregate of 2,000 Common Shares semi-annually during 1996. Options are awarded pursuant to the formula on the first Thursday following 10 days after the release by the Company of earnings information in the months of April and October each year. The per share exercise price of options granted to non-employee directors under the 1993 Long-Term Incentive Plan is 100% of the market value of Common Shares on the date each option is granted. The term of each option is 10 years from the date of grant. All options granted under the plan are subject to delayed vesting and become exercisable at the rate of 20% for each of the first 4 years after the date of grant, and the remaining 20% only vests and becomes exercisable if all vested options (i.e. the first 80%) are exercised in full and all of the shares are held by the director for a period of one year. If the Offer is consummated, it would constitute a change in control under the stock option agreements and amendments thereto and would cause all outstanding stock options to become immediately vested and exercisable.

  If the Offer is consummated, the Company will offer cash payments in full settlement of all outstanding stock options at a price equal to the difference between $43.00 and the exercise price of each outstanding option. The directors of the Company would receive the following amounts in the event of a cash payment for outstanding options: $113,000 for Mr. D'Agostino; $914,000 for Mr. Gaston; $807,000 for Mr. Gentry; $276,000 for Mr. Navarre; $173,000 for Mr. Ratliff; $28,000 for Mr. Schult; and $1,129,000 for Mr. Schwier.

              CERTAIN TRANSACTIONS AND INDEBTEDNESS OF MANAGEMENT

  In the ordinary course of business, the Company engages in certain transactions with, or with affiliates of, organizations with which certain directors are associated. During the past year, the Company utilized the services of Warner Norcross & Judd LLP, a law firm in which Mr. Gaston, a director, became of counsel on January 1, 1997. The Company anticipates continuing such relationship during the current year.

  Mr. Kempton, Chairman of the Board and Chief Executive Officer of the Company, and Mr. Gaston, a director, were indebted to the Company in 1996 in amounts exceeding $60,000 for credit extended to them to exercise stock options pursuant to the Company's various stock option plans, as described elsewhere in this Information Statement (see "EXECUTIVE COMPENSATION--Stock Option Plans" and "DIRECTOR COMPENSATION"). The shares acquired pursuant to the exercise of these options are pledged to the Company to secure payment of the indebtedness, which is without recourse except to the pledged shares. Interest is charged on the indebtedness at a rate of 4.5% per annum. Mr. Kempton owed the Company $949,453 at December 31, 1996. The largest amount owed by Mr. Kempton since January 1, 1996 was $957,148. Mr. Gaston owed the Company $97,250 at December 31, 1996. The largest amount owed by Mr. Gaston since January 1, 1996 was $97,592.

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